

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

> **Re:** **Creator Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 23, 2010**
> **File No. 001-14611**

Dear Ms. Fortescue-Merrin:

We have reviewed your letter dated November 23, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16F. Change in Certifying Accountant, page 25

1.   We note the proposed disclosure that you plan to include in your Form 20-F/A for the fiscal year ended December 31, 2009. You indicate that you did not consult with Saturna Group Chartered through February 15, 2010. Considering that you engaged the new independent accountant on March 8, 2010, please address any consultation through the interim period prior to engaging that accountant, pursuant to paragraph (a)(2) of Item 16F of Form 20-F.

Item 17. Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

2.   We note that you have proposed to include the audit report for the financial statements for the years ended December 31, 2007 and 2006 in your Form 20-F/A for the fiscal year ended December 31, 2009. Since the audit report for the financial statements for the years ended December 31, 2008 and 2007 that will be included covers the year ended December 31, 2007, it does not appear that you are required to file this additional report for the years ended December 31, 2007 and 2006. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant